UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

LSB Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

502160104

(CUSIP Number)

Todd L. Boehly

SBT Investors LLC

600 Steamboat Road

Greenwich, CT 06830

1-800-224-6469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502160104	SCHEDULE 13D

1	Name of Reporting Person SBT Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,272,476 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,272,476 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,272,476 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.3%(1)(2)
14	Type of Reporting Person OO

(1)

Represents 17,453,398 shares of common stock, par value $0.10 per share (the “Common Stock”) directly held by the Reporting Person and 819,078 shares of Common Stock directly held by EEH 2017, LLC (“EEH”). The Reporting Person is the indirect controlling member of EEH and in such capacity may be deemed to have sole voting power and sole dispositive power over the shares of Common Stock held by EEH.

(2)

Calculated based on 81,996,835 shares of Common Stock outstanding as of October 31, 2022, as reported in LSB Industries, Inc.’s Prospectus Supplement filed on November 7, 2022 and the repurchase by the Issuer of 3,500,000 shares of its Common Stock.

CUSIP No. 502160104	SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116.

This Statement represents Amendment No. 1 to the Schedule 13D (the “Original Schedule 13D”), originally filed with the Securities and Exchange Commission by SBT Investors LLC (the “Reporting Person”) on August 16, 2022.

All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Prospectus Supplement filed on November 7, 2022, there were 81,996,835 shares of Common Stock outstanding as of October 31, 2022. On November 10, 2022, the Issuer repurchased 3,500,000 shares of its Common Stock (the “Share Repurchase”) from the underwriters in an underwritten secondary offering of shares of its Common Stock. The Reporting Person beneficially owns 18,272,476 shares of Common Stock, which, following the Share Repurchase, represents approximately 23.3% of the outstanding Common Stock. The Reporting Person has sole voting and dispositive power over such shares.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2022

NZC CAPITAL LLC, in its capacity as Member Manager of SBT Investors LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Manager